SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2006

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

RELEVANT FACT

BRASKEM S.A. (“Braskem”), in compliance with the provisions of CVM Instructions nos. 319/99 and 358/02, is informing its shareholders and the market that on July 4, 2006, its Board of Directors and its Fiscal Council have approved a proposal for the transfer of the net assets to be spun-off from Companhia Alagoas Industrial – Cinal, a company 100% controlled by Braskem, enrolled in the CNPJ under no. 08.444.655/0001 -60 (“Cinal”), to Braskem, as well as to convene Braskem’s Extraordinary General Meeting to discuss said transaction, to be held on July 20, 2006.

The portion to be spun-off Cinal’s assets and to be transferred to Braskem is made up by the assets associated to the Utilities activities and services (supply and/or treatment of industrial raw-materials, such as steam, compressed air and water). Braskem is interested in incorporating the portion to be spun-off from Cinal’s assets, so as to integrate the assets related to its operations.

Within this context, Braskem has entered into an engagement with the services of a specialized company, PricewaterhouseCoopers Auditores Independentes, a legal entity incorporated in the City and State of São Paulo, at Av. Francisco Matarazzo, n° 1.400, to 7º by 11º andto 13º by 20º Floors, Tower Torino, and with a branch office in the City of Salvador, in the State of Bahia, at Rua Miguel Calmon, n° 555, 9° andar, registered as a branch office before the Regional Accountant’s Council of the State of Bahia, under CRC no. CRC 2SP000160/O-5 "F" BA, and in the CNPJ under no. 61.562.112/0004 -73, (“PricewaterhouseCoopers Independent Accountants”), the indication and appointment whereof shall be submitted to ratification by both Braskem’s and Cinal’s Extraordinary General Meetings to perform the book evaluation of the assets that are to be spun-off from Cinal, predicated on the information listed in its Balance Sheet audited on March 31, 2006, (“Base Date”) to be posted at Braskem and at Cinal, and to elaborate the accounting evaluation report regarding the portion to be spun-off from Cinal and transferred to Braskem on said Base Date (“Evaluation Report”).

Pursuant to the evaluation to be effected, the book value of the net assets to be spun-off from Cinal and transferred to Braskem is of R$58,211,586.89 (fifty-eight million, two hundred and eleven thousand, five hundred and eighty-six reais and eighty-nine centavos) on the Base Date. Any asset variations that may have taken place between the Base Date and the date of the extraordinary general meetings which approved the spin-off, and that pertain to the portion to be spun-off from Cinal and transferred to Braskem, shall be absorbed by Braskem.

As consequence of the partial spin-off of Cinal, the capital stock of this company shall be reduced by the amount of R$58,211,586.89 (fifty-eight million, two hundred and eleven thousand, five hundred and eighty-six reais and eighty-nine centavos), going from R$113,643,100.00 (one hundred and thirteen million, six hundred and forty-three thousand and one hundred reais) to R$55,431,513.11 (fifty-five million, four hundred and thirty-one thousand, five hundred and thirteen reais and eleven centavos), through the cancellation of 57.657.265 (fifty-seven million, six hundred and fifty-seven thousand, two hundred and sixty-five) preferred shares. As of this cancellation, Cinal’s capital stock shall be made-up of common shares only.

As result of the transfer to Braskem of the spun-off portion, its capital stock will not undergo any changes, it being certain that 57,657,265 (fifty-seven million, six hundred and fifty-seven thousand, two hundred and sixty-five) preferred shares, issued by Cinal and held by Braskem, shall be cancelled.

PricewaterhouseCoopers Independent Accountants represents that it has not gone into any relationship that could give rise to a conflict of interests or conjoining of interests, either current or potential, with Braskem’s controlling shareholders, or with any other corporations involved, their respective shareholders, controllers, minority shareholders, or yet, as regards the very partial spin-off which is the object of this Relevant Fact.

It is estimated that the costs to accomplish this partial spin-off transaction, referred to by this Relevant Fact, shall be to the tune of R$360,000.00 (three hundred and sixty thousand reais), there being included all expenses incurred into with publications, auditor’s fees, evaluators, consultants and attorneys.

The Evaluation Report, the Protocol and Justification, as well as all other pertinent documents shall be made available to Braskem’s and Cinal’s shareholders for their perusal as of July 05, 2006, between 9 a.m.. to 5 p.m.. at the headquarters of each one of said companies: (i) Braskem: Rua Eteno, 1561 – COPEC – Camaçari – Bahia, and (ii) Cinal: BR 424, km 12, s/n°, Distrito Industrial de Marechal Deodoro, Marechal Deodoro - Alagoas. Copies of these materials shall be made available at the Brazilian Secutities and Exchange Commission – CVM and at the São Paulo Stock Exchange – BOVESPA, as of July 05, 2006. Any Braskem’s shareholders wishing to consult or to peruse the documents that are to be made available as informed supra, must schedule a visit date and a time through the telephones (11) 3443-9529 and (11) 3443-9178 with the Board of Executive Officer of the Investors Relations Department. A summary of the information pertaining to the transaction will be available at Braskem’s website (www.braskem.com.br).

São Paulo, July 4, 2006

__________________________________
Braskem S.A.
Paul Elie Altit

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 05, 2006
BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.